Exhibit 99.1

Concord Medical Announces Acquisition of Its Shares by CEO and COO from Other

Shareholders

BEIJING, August 15, 2013 — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today announced that it has been informed that Mr. Jianyu Yang, the Company’s Chairman and CEO, Mr. Zheng Cheng, the Company’s director, President and COO, and certain other shareholders have entered into certain share purchase agreements (the “Share Purchase Agreements”). The Company understands that pursuant to the Share Purchase Agreements, Mr. Yang and Mr. Cheng have agreed to establish a company under the laws of the British Virgin Islands as the purchaser and cause the purchaser to acquire an aggregate of 37,064,808 ordinary shares and 4,660,976 American Depository Shares, each representing three ordinary shares of the Company, from certain other shareholders for a purchase price of US$6.10 per American Depositary Share, with an aggregate purchase price of US$103,797,063.21. The completion of the transactions contemplated by the Share Purchase Agreements is subject to the satisfaction of customary conditions, including the purchaser’s receipt of sufficient funds from third-party financing sources as required in the applicable Share Purchase Agreements. It is currently expected that, upon the closing of such acquisition, the aggregate beneficial ownership of Mr. Yang and Mr. Cheng in the Company will increase to approximately 48.0%.

The purchaser has filed a Schedule 13D today with the SEC which can be accessed via www.sec.gov.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of June 30, 2013, the Company operated a network of 140 centers with 77 hospital partners that spanned 54 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583 7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com